SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-3
POST-EFFECTIVE AMENDMENT NO. 1
To
Registration Statement
Under
The Securities Act of 1933

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THERMO ELECTRON CORPORATION
(Exact name of registrant as specified in its charter)

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| Delaware | 04-2209186 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

81 Wyman Street
Waltham, Massachusetts 02454-9046
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

Seth H. Hoogasian, Secretary
Thermo Electron Corporation
81 Wyman Street
P. O. Box 9046
Waltham, Massachusetts 02454-9046
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

(781) 622-1000

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Approximate date of commencement of proposed sale to public: _____
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If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [    ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [    ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [    ]
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If this form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [    ]
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If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [    ]

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This Post-Effective Amendment No. 1 on Form S-3 to the Registration Statement on Form S-3 (Reg. No. 333-60024) is being filed by the Registrant to remove from registration any of the securities that remain unsold thereunder as of the date of the filing of this post-effective amendment.  The securities were registered to permit their sale by their holders upon the exercise of warrants originally issued by Thermo TerraTech and subsequently assumed by the Registrant. Pursuant to agreements with the warrant holders, the Registrant's obligation to maintain the effectiveness of such registration statement has expired.  As such, the Registrant hereby removes such securities from registration and the registration is hereby terminated.

# SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Thermo Electron Corporation has duly caused this Post-Effective Amendment on Form S-3 to the Registration Statement on Form S-3 (Reg. No. 333-60024) to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts, on this 25th day of June, 2004.

THERMO ELECTRON CORPORATION

By:    /s/ Marijn E. Dekkers
       Marijn E. Dekkers
       President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment on Form S-3 to the Registration Statement on Form S-3 (Reg. No. 333-60024) has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title(s) | Date |
|---|---|---|
| /s/ Marijn E. Dekkers<br>Marijn E. Dekkers | President, Chief Executive Officer, and Director (Principal Executive Officer) | June 25, 2004 |
| /s/ Theo Melas-Kyriazi<br>Theo Melas-Kyriazi | Vice President, and Chief Financial Officer (Principal Financial Officer) | June 25, 2004 |
| /s/ Peter E. Hornstra<br>Peter E. Hornstra | Corporate Controller and Chief Accounting Officer (Principal Accounting Officer) | June 25, 2004 |
| /s/ Jim P. Manzi<br>Jim P. Manzi | Chairman of the Board and Director | June 25, 2004 |
| /s/ John L. LaMattina<br>John L. LaMattina | Director | June 25, 2004 |
| /s/ Peter J. Manning<br>Peter J. Manning | Director | June 25, 2004 |

| | | |
|---|---|---|
| /s/ Robert A. McCabe | Director | June 25, 2004 |
| Robert A. McCabe | | |
| | | |
| /s/ Robert W. O'Leary | Director | June 25, 2004 |
| Robert W. O'Leary | | |
| | | |
| /s/ Michael E. Porter | Director | June 25, 2004 |
| Michael E. Porter | | |
| | | |
| /s/ Elaine S. Ullian | Director | June 25, 2004 |
| Elaine S. Ullian | | |